Exhibit 99.1

InspiraTM Announces 510(k) FDA Submission of INSPIRATM ART100 Towards Commercialization

Management estimates FDA clearance within approximately 6 months

Ra'anana, Israel, September 13, 2023 – Inspira™ Technologies OXY BHN Ltd. (Nasdaq: IINN, IINNW) (the "Company" or "Inspira Technologies"), a company aiming to bring a paradigm shift to acute respiratory care by empowering breathing without lungs, announced it had submitted its INSPIRA ART 100, a cardio-pulmonary bypass device, to the U.S. Food and Drug Administration (FDA) via the 510(k) pathway, with potential clearance expected during the first half of 2024.

The Company's vision is to transform external breathing assistance for over 20 million patients each year that require ventilation and oxygenation via external mechanical ventilation machinery. Legacy systems for breathing assistance are causing multiple complications leading to physical damage, infection and possible death. Inspira aims to revolutionize the medical ventilation and oxygenation market by delivering next-generation superior treatment, that will reduce the reliance on mechanical ventilation.

INSPIRA ART 100 was submitted today to the FDA post the completion of a comprehensive usability study in Boston, Massachusetts, with an expected approval timeline of approximately six months, which is targeted for the first half of 2024.

Dagi Ben-Noon, CEO of Inspira, stated that,

"We are preparing for global deployments of our INSPIRA ART100 systems once FDA clearance is achieved.

Our future systems can save millions of lives and change external respiratory aid for over 20 million people each year. We aim to be a part of this market over the next 5 years and are moving aggressively to achieve these goals."

About Inspira Technologies OXY BHN Ltd.

Inspira Technologies maintains a steadfast mission to revolutionize acute respiratory care through innovation. The Company’s primary objective is the development of medical technologies and products aimed at preventing the necessity of mechanical ventilation. Its flagship product, the INSPIRATM ART500, is intricately designed to rapidly elevate blood oxygen saturation levels, all while keeping patients conscious and alert. Moreover, the Company is dedicated to providing advanced blood circulation technology and integrating AI-driven monitoring and analytics. These elements combine to create patient-centric, data-driven solutions, ultimately enhancing patient outcomes and optimizing hospital efficiency.

For more information, please visit: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to US Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only. They are subject to several factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company uses forward-looking statements when discussing the expected timing of the clearance of the INSPIRA ART 100 by the FDA, that it is preparing to globally deploy its product once the FDA clearance is obtained and the potential benefits of its products. These forward-looking statements and their implications are based solely on the current expectations of the Company's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the US Securities and Exchange Commission (the "SEC"), which is available on the SEC's website, www.sec.gov.

For more details:
Public Relations Manager
Adi Shmueli
Inspira Technologies
info@inspirao2.com
+972-9-9664485

MRK-ARS-069
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